Suite 1440 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver to Announce Q1 2019 Unaudited Results
Annual General and Special Meeting of Shareholders on May 8

Vancouver, B.C. - April 24, 2019 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”) will announce its unaudited results for the first quarter of 2019 on Wednesday, May 8, 2019, after market close. Its Annual General and Special Meeting of Shareholders will be held the same day beginning at 6:00 pm ET (3:00 pm PT).

First Quarter 2019 Unaudited Results Conference Call and Webcast

Date:	May 9, 2019
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	panamericansilver.com
Callers should dial in 5 to 10 minutes prior to the scheduled start time. The live webcast and presentation slides will be available at panamericansilver.com. An archive of the webcast will also be available for three months.

Annual General and Special Meeting of Shareholders
Pan American’s Annual General and Special Meeting of Shareholders will begin at 6:00 pm ET (3:00 pm PT) on Wednesday, May 8, 2019 at the Fairmont Waterfront Hotel, Malaspina Room, 900 Canada Place Way, Vancouver, British Columbia. The Information Circular, Notice of Annual General and Special Meeting of Shareholders, and Form of Proxy for the meeting are available at panamericansilver.com. The President and CEO's presentation slides will also be available at panamericansilver.com. The meeting will not be webcast.

About Pan American Silver
Pan American is the world's second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate mines in Mexico, Peru, Canada, Argentina and Bolivia. In addition, we own the Escobal mine in Guatemala that is currently not operating. In 2019, we celebrate our silver anniversary: 25 years of operating in Latin America, earning an industry-leading reputation for operational excellence and corporate social responsibility. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS”.
Learn more at panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com